March 5, 2015

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:              Catabasis Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted January 23, 2015
CIK No. 0001454789

Ladies and Gentlemen:

On behalf of Catabasis Pharmaceuticals, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated February 19, 2015 (the “Letter”), from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jill C. Milne, the Company’s Chief Executive Officer.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Summary

Our Product Candidates, Page 2

1.                                      In your discussions of CAT-1004, please briefly describe what salicylate and docsahexaenoic acid (DHA) are.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

2.                                      Please briefly explain the eligibility criteria and significance of orphan drug designation by the FDA and EMA.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

3.                                      Please explain in lay terminology the expressions “adipose tissue infiltration” and “lipid metabolism” used on page 2 and “gene transcription factor” used on page 4.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 4 of Amendment No. 1.

4.                                      In your discussion of the CAT-2000 products, please briefly describe what eicosapentaenoic acid (EPA) and nicotinic acid are.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1.

5.                                      Please briefly describe, in terms comprehensible to a lay reader, the specific way and the mechanics by which each of your four product candidates modulates the respective cellular pathways.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 4 of Amendment No. 1.

Risk Factors, page 9

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

“Adverse events or undesirable side effects caused by, or other unexpected properties of, any of our product candidates may be identified . . .,” page 18

6.                                      Please briefly describe the gastrointestinal tolerability issues you identified in your CAT-2003 trials.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 1.

Risks Related to Employee Matters and Managing Growth

“Our future success depends on our ability to retain our Chief Executive Officers and other key executives . . .,” page 43

7.                                      Please amend this risk factor to list the names and titles of the principal members of your management, scientific and development team whose departure could have a material effect, apart from your Chief Executive Officer.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

Special Note Regarding Forward-Looking Statements and Industry Data, page 50

8.                                      Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements that you have not independently verified third-party research, surveys and studies could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1.

Use of Proceeds, page 52

9.                                      Where you indicate the estimated amount of offering proceeds you plan to allocate toward clinical development of your CAT-2000 product candidates, please separate the amount you intend to use for each of CAT-2003 and CAT-2054.

Response:                                        As discussed in Amendment No. 1, the Company’s current development priority in the CAT-2000 series is CAT-2054.  As a result, the Company does not currently intend to use any material amount of the proceeds of the offering on the development of CAT-2003.  In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 1 to specify the estimated amount of offering proceeds (together with cash and cash equivalents) that the Company intends to use for the development of CAT-2054.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 66

10.                               We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:                                        The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances including stock compensation and beneficial conversion features.  Once the Company discloses an estimated offering price range, it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the IPO and the estimated offering price.

Business, page 76

11.                               Please clarify what you mean by the terms “clinically meaningful” on pages 76 and 79 and “clinically important” on page 89. In particular, please address how such terms relate, if at all, to “statistical significance.” For example, we note your statement on page 76 that your Phase 2 CAT-2003 trials demonstrated clinically meaningful reductions in triglyceride levels and improvement in other cardio-metabolic risk factors. It is unclear, however, whether or not this implies the results met the threshold for statistically significant efficacy. If not, please also revise to clarify the import of this distinction.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 76, 79, 88, 90, 96, 99 and 100 of Amendment No. 1.

12.                               You disclose on page 82 and elsewhere in your draft prospectus that your product candidate was observed to be, or appeared to be, “safe.” Because FDA approval is dependent on the agency itself making a formal determination (according to criteria specified in law and agency regulations) that a drug is “safe” and “effective,” each of these terms has a singular meaning in the context of the FDA approval process. Using these terms or a variant of such terms to describe your product or the results of clinical trials before the drug has been approved by the FDA may suggest to some investors that FDA approval is probable or more likely than is justified. Accordingly, please revise your prospectus on page 82, and elsewhere as necessary, to remove or modify language characterizing your product candidates as “safe.”

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 83, 84, 90, 95 and 96 of Amendment No. 1.

13.                               Where you discuss the adverse events reported from your completed clinical trials, please indicate how many patients experienced these events, as well as the number characterized as severe.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosures where it discusses the adverse events reports to indicate how many patients experienced these events and the number characterized as serious adverse events.

Notes to the Financial Statements

Note 7. Notes Payable, page F-18

14.                               Your credit agreement contains a provision of default in the event of the occurrence of a material adverse event, Please tell us why you believe classification as long-term debt is appropriate. Tell us what consideration was given to ASC 470-10-45. Clarify in the filing if a material adverse event could result in an acceleration of the debt.

Response:                                        As disclosed in Note 6 to the Financial Statements included in the Registration Statement, events of default under the loan and security agreement dated August 27, 2014, by and among the Company and MidCap Financial SBIC, LP and Square 1 Bank (the ‘‘Credit Facility’’), include the occurrence of a material adverse event, which includes a material adverse change in the business, operations or conditions (financial or otherwise) of the Company or a material impairment of the prospect of repayment of any portion of the obligations.  The Credit Facility defines a material adverse change as (a) a material impairment of the agent or lenders’ lien in the collateral; (b) a material impairment in the value of the collateral; (c) a material adverse change in the company’s business, operations, or condition (financial or otherwise); or (d) a material adverse change in prospect of repayment of any portion of the debt obligations.

In evaluating the proper balance sheet classification of borrowings under the Credit Facility, the Company considered the following guidance in Accounting Standard Codification 470-10-45-2, Subjective Acceleration Clauses and Debt Classification:

In some situations, the circumstances (for example, recurring losses or liquidity problems) would indicate that long-term debt subject to a subjective acceleration clause should be classified as a current liability. Other situations would indicate only disclosure of the existence of such clauses. Neither reclassification nor disclosure would be required if the likelihood of the acceleration of the due date were remote, such as if the lender historically has not accelerated due dates of loans containing similar clauses and the financial condition of the borrower is strong and its prospects are bright.

The Company concluded that the likelihood of subjective acceleration under the material adverse event clause is remote, and therefore has classified the outstanding principal on the Credit Facility in current and long-term liabilities based on scheduled principal payments. The Company’s analysis to support its conclusion included considering the perspective of the lenders and their understanding of the business upon executing the Credit Facility and the projected financial information shared with the lenders upon execution of the loan agreement, supplemented by subsequent discussions with the lenders to update the lenders on the Company’s business, operations and conditions.

The Company advises the Staff that the agent for the Credit Facility, MidCap Financial SBIC, and the lenders, MidCap Financial SBIC and Square 1 Bank, market themselves as having extensive experience financing venture backed and micro/small cap life science companies and providing capital to development stage and early commercial stage biotech, specialty pharmaceutical, medical device, and diagnostics companies as an alternative to financing the advancement of development stage programs.  As such, the Company believes the agent and the lenders are knowledgeable about the risks of an early stage biotechnology company, and that they expect that the Company would incur losses as it develops its product candidates.

Prior to executing the Credit Facility, the Company provided the lenders with its 2014 forecast and the Company has had frequent discussions with the lenders to update the lenders on the Company’s business, operations and conditions. The Company’s actual operating expenses for the year ended December 31, 2014 were significantly less than its 2014 forecast.  The Company also believes that the progress of its product candidates is consistent with the lenders’ expectations. While there has been some adjustment of the Company’s product priorities subsequent to the closing of the Credit Facility, the adjustment was in response to favorable regulatory developments, including the receipt of orphan drug designation for CAT-1004.  Additionally, the Company considered that the structure of the Credit Facility, which provided for an additional tranche loan prior to the time the Company might undertake an initial public offering and following additional expected losses, reflected the lenders’ expectations. Furthermore, an acceleration of the debt had not occurred.

Based on these considerations, at the time the Company submitted the draft Registration Statement confidentially to the Staff on January 23, 2015, the Company concluded that the likelihood of subjective acceleration under the material adverse event clause was remote. The Company advises the Staff that Amendment No. 1 includes the Company’s December 31, 2014 financial statements.  The Company’s independent registered public accounting firm has included a going concern uncertainty paragraph in the auditor’s report on the Company’s financial statements as of December 31, 2014 and 2013 and for the years then ended.

As such, the Company again considered the proper balance sheet classification of amounts borrowed under the Credit Facility. Section 6.2 of the Credit Facility indicates the Company should deliver the following to the lenders, amongst other information:

...on or before September 30, 2014 for the fiscal year ended December 31, 2013, and (y) for each fiscal year thereafter, as soon as available, but no later than one hundred eighty (180) days after the last day of a Credit Party’s fiscal year, audited consolidated and consolidating financial statements prepared under GAAP, consistently applied, together with an unqualified opinion (except that such opinion may be qualified with a going concern statement based solely as a result of recurring losses and net capital deficiencies of the Borrower) on the financial statements from an independent certified public accounting firm acceptable to Agent and each Lender in its reasonable discretion.

After evaluating this clause in the Credit Facility, communicating to the lenders that the auditor’s report on the December 31, 2014 financial statements would include a going concern uncertainty paragraph, updating the lenders on the Company’s business, operations and conditions in February 2015 and again just prior to the submission of Amendment No. 1 and acknowledging that an acceleration of the debt had not occurred, the Company again concluded that the likelihood of subjective acceleration under the material adverse event clause was remote, and as such, the Company classified the outstanding principal on the Credit Facility in current and long-term liabilities based on scheduled principal payments at December 31, 2014.

In response to the Staff’s comment, the Company has revised its disclosure in Note 6 to the Financial Statements for the year ended December 31, 2014 on page F-17 of Amendment No. 1.  The underlined text below indicates the additional disclosure.

“The Credit Facility also includes events of default, the occurrence and continuation of any of which provides the lenders the right to exercise remedies against the Company and the collateral securing the loans under the Credit Facility, including cash. These events of default include, among other things, failure to pay amounts due under the Credit Facility, insolvency, the occurrence of a material adverse event, which includes a material adverse change in the business, operations or conditions (financial or otherwise) of the Company or a material impairment of the prospect of repayment of any portion of the obligations, the occurrence of any default under certain other indebtedness and a final judgment against the Company in an amount greater than $250,000.  The occurrence of a material adverse change could result in acceleration of the payment of the debt.  At December 31, 2014, the Company concluded that the likelihood of the acceleration of the debt was remote, as a material adverse change had not occurred and was unlikely to occur and therefore the debt was classified in current and long-term liabilities based on scheduled principal payments at December 31, 2014. Following the occurrence and during the continuance of an event of default, borrowings under the Credit Facility shall bear interest at a rate per annum which is five hundred basis points (5.00%) above the rate that is otherwise applicable.”

The Company has also updated the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 71 of Amendment No. 1 to be consistent with the revised disclosure in the Financial Statements.

15.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:                                        The Company advises the Staff that, to date, it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”).  The Company acknowledges the Staff’s request and undertakes to comply with it as applicable by providing any such materials to the Staff on a supplemental basis.

16.                               Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:                                        The Company does not currently intend to include any additional graphics other than those graphics included in Amendment No. 1.  If the Company determines to include any other graphic in the prospectus, prior to its use the Company will promptly provide such material to the Staff on a supplemental basis.

17.                               We further note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable.

Response:                                        The Company acknowledges the Staff’s comment and will provide all exhibits as soon as possible.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Jill C. Milne, Catabasis Pharmaceuticals, Inc.
Ian Sanderson, Catabasis Pharmaceuticals, Inc.